                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004

                                    FORM 11-K
                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                         Commission File Number 1-14599

                        Infinity Broadcasting Corporation
                          Union Employees' 401 (k) Plan
                            (Full title of the Plan)

                        Infinity Broadcasting Corporation
                               40 West 57th Street
                            New York, New York 10019

           (Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                       Financial Statements and Schedules

                           December 31, 1998 and 1997

                   (With Independent Auditors' Report Thereon)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                               TABLE OF CONTENTS

                                                                          PAGE

Independent Auditors' Report                                                1

Statements of Net Assets Available for Benefits                             2

Statement of Changes in Net Assets Available for Benefits                   3

Notes to Financial Statements                                               4

SCHEDULES

1 - Line 27(a) - Schedule of Assets Held for Investment Purposes           21

2 - Line 27(d) - Schedule of Reportable Transactions                       22


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because there is no information to report.

                          INDEPENDENT AUDITORS' REPORT


The Trustees
Infinity Broadcasting Corporation
    Union Employees' 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Infinity Broadcasting Corporation Union Employees' 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 1998 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental schedules that accompany the Plan's financial statements do not disclose a historical cost of certain plan assets held by the former Plan Trustee in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



                                                  /S/ KPMG LLP

June 18, 1999

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 1998 and 1997


                                                                               1998                 1997
                                                                            ----------          ----------
Assets:
    Investments, at fair value (note 3):
       Cash and cash equivalents                                            $    1,431                --
       Short-term Fund:
         Fidelity Cash Reserves Fund                                              --                66,746
       Bond funds:
         Massachusetts Financial Services Bond Fund                             41,249                --
         Fidelity Intermediate Bond Fund                                          --                32,109
         Fidelity Global Bond Fund                                                --                 5,091
       Balanced funds:
         The George Putnam Fund of Boston                                          329                --
         Oppenheimer Main Street Income & Growth Fund                            5,834                --
       Equity funds:
         Massachusetts Financial Services Massachusetts Investment             259,148                --
             Fund
         Fidelity Advisor Growth Opportunities Fund                            342,703                --
         Fidelity Advisor Equity Growth Fund                                   153,038                --
         Putnam Voyager Fund                                                     7,609                --
         Massachusetts Financial Services Emerging Growth Fund                  39,349                --
         Massachusetts Financial Services World Equity Fund                     12,097                --
         Fidelity Equity Income Fund                                              --               191,994
         Fidelity Magellan Fund                                                   --               419,258
         Fidelity Contrafund                                                      --                92,744
         Fidelity Emerging Markets Fund                                           --                16,698
         Company Stock Fund (note 1(a))                                         23,892              20,819
       Loans to participants                                                    15,133              17,844
                                                                            ----------          ----------
                                                                               901,812             863,303

    Investments at contract value:
       Metropolitan Life Guaranteed Investment Contract, 6% in
            1998 and 1997                                                         --                 8,030
       Federated Capital Preservation Fund, 6% in 1998                         101,902                --
                                                                            ----------          ----------

                                                                               101,902               8,030
                                                                            ----------          ----------

                  Total investments                                          1,003,714             871,333
                                                                            ----------          ----------

    Receivables:
       Contributions receivable - participants                                   9,024              14,101
       Contributions receivable - employer                                      20,428              20,000
                                                                            ----------          ----------

                  Total receivables                                             29,452              34,101
                                                                            ----------          ----------

                  Net assets available for benefits                         $1,033,166             905,434
                                                                            ==========          ==========


The accompanying notes are an integral part of these financial statements.

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                       Statement of Changes in Net Assets
                             Available for Benefits

                          Year ended December 31, 1998


Additions to net assets attributed to (note 4):
    Investment income:
       Net appreciation in fair value of investments          $   168,094
       Interest and dividends                                      17,477
       Interest on loans                                              734
                                                              -----------

                                                                  186,305
                                                              -----------

    Contributions:
       Participants'                                              124,042
       Employer's                                                  20,428
                                                              -----------

                   Total contributions                            144,470
                                                              -----------

                   Total additions                                330,775
                                                              -----------

Deductions from net assets attributed to (note 4):
    Benefits paid to participants                                (203,043)
                                                              -----------

                   Total deductions                              (203,043)
                                                              -----------

                   Net increase                                   127,732

Net assets available for benefits:
                   Beginning of year                              905,434
                                                              -----------

                   End of year                                $ 1,033,166
                                                              ===========


The accompanying notes are an integral part of these financial statements.

                       INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(1)    DESCRIPTION OF PLAN

       The following brief description of the Infinity Broadcasting Corporation Union Employees' 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the plan agreement for more complete information.

       (a)    GENERAL

              The Plan, which became effective on January 1, 1988, is a defined-contribution plan available to all eligible union employees of Infinity Media Corporation (formerly known as Infinity Broadcasting Corporation) ("Old Infinity" or the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On December 31, 1996, Old Infinity was acquired by Westinghouse Corporation ("Westinghouse"). Each issued and outstanding share of Old Infinity common stock was converted into 1.71 shares of Westinghouse common stock. In December 1997, Westinghouse changed its name to CBS Corporation ("CBS"). The underlying security in the Company Stock Fund is CBS common stock.

              Effective April 1, 1998, the Company and the Plan trustee changed the Plan's investment elections, as detailed in note 1(i). The new investment elections expanded the participants' choice of funds in which to direct participant contributions. The participants' account balances were transferred into funds of similar quality and nature, as determined by the trustee and the Company, unless otherwise directed by the participant.

       (b)    ELIGIBILITY

              All employees of the Company become eligible to participate in the Plan 60 days from the entry date, as defined in the plan document, coinciding with or following the date of attaining age 21.

       (c)    CONTRIBUTIONS

              PARTICIPANTS

              Participants may elect to defer, in multiples of 2%, up to 20% of their compensation per pay period through payroll deductions. A participant's maximum annual tax-deferred contribution was limited to $10,000 and $9,500 for 1998 and 1997, respectively. This limitation is adjusted annually as provided by Section 402(g)(5) of the Internal Revenue Code ("Code").



                                                                     (Continued)

                       INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

              Participants may elect to contribute after-tax compensation up to 10% of pretax compensation. Participants may elect to allocate their contributions among a number of specified options within the guidelines defined in the plan agreement (see note 1(i)).

              All eligible employees may make rollover contributions to the Plan, subject to approval by the Plan's Administrative Committee.

              EMPLOYER

              The Company makes a matching contribution of up to $1,000 of the participant's contribution to the Plan at the end of every plan year. The amount of such matching contribution is subject to the test appearing in Section 401(m) of the Code and the regulations thereunder. Total employer matching contributions for 1998 were $20,428.

              Subject to the limitations of Section 415(c) of the Code, the maximum aggregate employee and employer contributions for each participant shall be the lesser of $30,000 or 25% of the participant's annual compensation.

       (d)    PARTICIPANT ACCOUNTS

              Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's matching contribution, if any, and (b) the participant's share of the Plan's earnings or losses. Allocations are based on participant account balances, as defined.

       (e)    VESTING

              A participant's interest in all voluntary and rollover contributions is fully vested and nonforfeitable at all times. All contributions by the Company that are allocated to a participant's account and earnings thereon will become fully vested and nonforfeitable according to the following schedule, based on years of continuous service (including service prior to the inception of the Plan):

                      YEARS OF SERVICE                     VESTED PERCENTAGE
                      ----------------                     -----------------
                  Less than 1 year                                   0%
                  1 year but less than 2 years                      20%
                  2 years but less than 3 years                     40%
                  3 years but less than 4 years                     60%
                  4 years but less than 5 years                     80%
                  5 years or more                                  100%

              In accordance with the provisions of the Plan, the aforementioned method and timing of vesting shall be revised if the Plan has been determined to be "top-heavy," as defined by the Code.




                                                                     (Continued)

                       INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

              In addition, the participant will become fully vested in all contributions upon death or disability, as defined in the plan document, upon normal or early retirement (ages 65 or 55 and ten years of service, respectively), or in the event the Plan is terminated or the Company suspends contributions thereunder.

       (f)    DISTRIBUTIONS

              Withdrawals from a participant's after-tax contribution account are permitted at any time, but are limited to one such withdrawal per calendar quarter.

              Withdrawals from a participant's tax-deferred contribution account are permitted after the participant has reached age 59-1/2. In addition, a participant or designated beneficiary may make withdrawals upon termination of employment, disability or demonstration of financial hardship, as defined; however, any such withdrawal made as a result of financial hardship will be limited to the participant's contributions without regard to earnings thereon.

              Upon a participant's retirement, disability or termination of employment, distribution of the participant's vested account will be made in a lump-sum distribution or in substantially equal annual installments over a specified period, as elected by the participant.

              Upon the death of a participant, distribution of the participant's vested account will be made to a designated beneficiary in a lump sum no later than one year after the participant's death.

       (g)    PARTICIPANT LOANS

              Participants may obtain loans against their respective participant accounts. Each participant who has less than two loans outstanding from the Plan may request a loan. Upon approval by the Administrative Committee, the terms of the loan shall be agreed to by the participant and such committee. In no event shall a loan be outstanding for a period that exceeds five years, unless the loan is used to acquire a dwelling unit, in which case the loan may not exceed ten years. Each loan shall bear interest at a rate equal to the prime rate set by Chase Manhattan Bank as of the first day of the plan year in which the loan is made; repayments of interest are credited to the participant's account. Each loan is limited to the lesser of (a) $50,000 or (b) 50% of the participant's interest in the tax-deferred contribution account and the employer contribution account. Loans are subject to a minimum of $1,000. Principal and interest are paid semi-monthly and are included in interfund transfers, net.

       (h)    FORFEITURES

              Nonvested amounts, which are forfeited as a result of participants terminating their employment, shall be used to reduce future employer contributions.




                                                                     (Continued)

                       INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

       (i)    INVESTMENT OPTIONS

              Effective April 1, 1998, except for the Company Stock Fund which became available effective July 1, 1998, a participant may direct participant contributions in any of the following investments:

              Massachusetts Financial Services Bond Fund - Funds are invested primarily in debt securities issued by the U.S. Government (treasury bonds) and corporate bonds.

              The George Putnam Fund of Boston - Funds are invested in both stocks and bonds to produce capital growth and current income.

              Oppenheimer Main Street Income & Growth Fund - Funds are invested in growth oriented stocks and income producing stocks and bonds.

              Massachusetts Financial Service Massachusetts Investment Trust Fund - Funds are invested in stocks of strong, well-established companies that pay dividends.

              Fidelity Advisor Growth Opportunities Fund - Funds are invested in a broad range of companies, industries and securities. The fund seeks growth opportunities in small, medium and large companies.

              Fidelity Advisor Equity Growth Fund - Funds are invested in common stocks of companies with above average growth characteristics.

              Putnam Voyager Fund - Funds are invested in common stock of both large and small companies.

              Massachusetts Financial Services Emerging Growth Fund - Funds are invested in common stock of small and medium companies expected to show earnings growth over time at a rate faster than the economy and rate of inflation.

              Massachusetts Financial Services World Equity Fund - Funds are invested in equities issued by mid-cap, large and growth-oriented foreign and domestic companies.

              Company Stock Fund - Funds are invested in the common stock of CBS Corporation (see note 2(c)).

              Federated Capital Preservation Fund - Funds are invested in various registered investment contracts issued and guaranteed by major U.S. and Canadian life insurance companies, and other stable value products.




                                                                     (Continued)

                       INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997

              Also effective April 1, 1998, the following plan investment elections were discontinued:

              Fidelity Cash Reserves Fund - Funds are invested in a mutual fund which is invested in short-term, money market instruments believed to be of high quality by the fund's manager.

              Fidelity Intermediate Bond Fund - Funds are invested primarily in fixed income obligations of all types.

              Fidelity Global Bond Fund - Funds are invested principally in debt securities issued anywhere in the world.

              Fidelity Equity Income Fund - Funds are invested primarily in income producing equity securities. These securities may include common stocks, preferred stocks, convertible securities and warrants.

              Fidelity Magellan Fund - Funds are invested primarily in common stock and securities convertible into common stock of domestic, foreign and multinational issuers that, in the opinion of the fund's manager, offer potential for growth.

              Fidelity Contrafund - Funds are invested in securities of those companies believed by the fund's manager to be undervalued. The fund will usually invest primarily in common stock and securities convertible into common stock.

              Fidelity Emerging Markets Fund - The fund aggressively seeks capital appreciation by investing in emerging markets in pursuance of its goal. The fund focuses on countries with relatively low gross national product per capita compared with the world's major economies, and with the potential for rapid growth.

              Metropolitan Life Guaranteed Investment Contract - Funds are invested in registered investment contracts guaranteed by the insurance company.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

       (a)    BASIS OF PRESENTATION

              The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for benefits and changes in those net assets.

       (b)    ADMINISTRATION AND MANAGEMENT OF THE PLAN

              The general administration of the Plan and the responsibility for carrying out the provisions of the Plan have been placed with an Administrative Committee, which consists of at least one person appointed by the Board of Directors of the Company.



                                                                     (Continued)

                       INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


              Effective April 1, 1998, BankBoston was appointed trustee of the Plan. As trustee, BankBoston receives all plan contributions and sends contributions to the investment funds. The Federated Capital Preservation Fund is invested in a collective trust, the trustee of which is Federated Bank and Trust.

              During 1997 and first quarter of 1998, certain members of the management group of the Company acted as trustees for the Plan. All investments were held by Fidelity Institutional Retirement Services Company ("Fidelity"), Metropolitan Life Insurance Company ("Metropolitan Life") and Merrill Lynch.

       (c)    INVESTMENTS

              The funds are stated at fair value and are based on the values of the underlying securities at quoted market prices. Changes in the valuation of the funds during the year are reflected as net appreciation (depreciation) in fair value of investments in the accompanying statement of changes in net assets available for benefits.

              During 1995, the investment options available under the Plan were broadened to include the option to invest in the Infinity Broadcasting Stock Fund, which was converted into CBS common stock (formerly known as Westinghouse Corporation common stock) on December 31, 1996. The participants' option to invest in the Company Stock Fund was suspended during 1996 and 1997 and reinstated in July 1998. The Company Stock Fund is stated at fair value based on the quoted market price of the underlying securities of CBS's common stock at December 31, 1998 and 1997.

              The guaranteed investment contract with Metropolitan Life was stated at cost plus accrued interest (contract value). Participants with balances in this fund earned interest at a guaranteed annual rate of approximately 6% in 1998 and 1997. These funds were guaranteed against loss of principal by Metropolitan Life. The interest rate is subject to periodic adjustment by Metropolitan Life.

              Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

              Participant loans are valued at cost, which approximates fair value.

       (d)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.

       (e)    CASH AND CASH EQUIVALENTS

              Cash and cash equivalents of $1,431 at December 31, 1998 consist of a money market account with an initial term of less than three months and a non-interest bearing checking account.




                                                                     (Continued)

                       INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


       (f)    USE OF ESTIMATES

              The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of plan assets and contingent assets and liabilities at the date of the financial statements and changes in net assets during the reporting period. Actual results could differ from those estimates.

       (g)    RISKS AND UNCERTAINTIES

              The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the risk associated with investment securities and the uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits, with fund information.


(3)    INVESTMENTS

       The following table presents the Plan's investments at December 31, 1998 and 1997. Investments representing 5% or more of the Plan's net assets available for benefits are separately identified.

                                                                                 1998                                1997
                                                                   ------------------------------     -----------------------------
                                                                      NO. OF                            NO. OF
                                                                   SHARES/UNITS           AMOUNT      SHARES/UNITS         AMOUNT
                                                                   ------------           ------      ------------         ------
                  Investments at fair value:
                      Fidelity Cash Reserves Fund                        --            $     --          66,746          $   66,746
                      Massachusetts Financial Services
                         Massachusetts Investment Fund                 12,797             259,148          --                  --
                      Fidelity Advisor Growth
                         Opportunities Fund                             6,821             342,703          --                  --
                      Fidelity Advisor Equity Growth Fund               2,681             153,038          --                  --
                      Fidelity Equity Income Fund                        --                  --           3,663             191,994
                      Fidelity Magellan Fund                             --                  --           4,401             419,258
                      Fidelity Contrafund                                --                  --           1,989              92,744
                      Other funds (less than 5% of
                         net assets)                                                      146,923                            92,561
                                                                                       ----------                        ----------

                                                                                          901,812                           863,303
                                                                                       ----------                        ----------
                  Guaranteed investment contracts:
                      Federated Capital Preservation
                         Fund, 6% in 1998                              10,190             101,902          --                  --
                      Metropolitan Life Guaranteed
                         Investment Contract, 6% in
                         1998 and 1997                                   --                  --                               8,030
                                                                                       ----------                        ----------

                                                                                          101,902                             8,030
                                                                                       ----------                        ----------

                             Total investments                                         $1,003,714                        $  871,333
                                                                                       ==========                        ==========






                                                                     (Continued)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                         Notes to Financial Statements

                           December 31, 1998 and 1997

       (4)    INVESTMENT ALLOCATION

              Contributions are invested in mutual funds, a guaranteed investment contract and the Company Stock Fund. Investments are directed to each fund at the discretion of the individual participant. Changes in net assets available for benefits for the year ended December 31, 1998 by fund were as follows:

                                                                                     FIDELITY
                                                                    CASH               CASH
                                                                  AND CASH           RESERVES
                                                                 EQUIVALENTS           FUND
                                                                 -----------         --------
         Additions to net assets attributed to:
           Net appreciation (depreciation) in fair value
             of investments                                       $   --                 --
           Interest and dividends                                    1,431                871
           Interest on loans                                          --                 --
                                                                  --------           --------

                                                                     1,431                871
                                                                  --------           --------

           Contributions:
             Participants'                                          33,524               --
             Employer's                                             20,000               --
                                                                  --------           --------
                Total contributions                                 53,524               --

           Loans to participants - interfund transfers                --                 --
                                                                  --------           --------

                Total additions                                     54,955                871
                                                                  --------           --------

         Deductions from net assets attributed to:
           Benefits paid to participants                              --                 --
           Loan repayments - interfund transfers                    16,511               --
                                                                  --------           --------

                Total deductions                                    16,511               --
                                                                  --------           --------

                Net increase (decrease) prior  to
                   interfund transfers                              71,466                871

         Interfund transfers, net                                  (70,035)           (67,617)
                                                                  --------           --------
                Net increase                                         1,431            (66,746)

         Net assets available for benefits:
                Beginning of year                                     --               66,746
                                                                  --------           --------

                End of year                                       $  1,431               --
                                                                  ========           ========


                                                                     (Continued)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


                                                               MASSACHUSETTS      FIDELITY
                                                                 FINANCIAL      INTERMEDIATE
                                                                 SERVICES           BOND
                                                                 BOND FUND          FUND
                                                               -------------    ------------
         Additions to net assets attributed to:
           Net appreciation (depreciation) in fair value
             of investments                                       $   834             --
           Interest and dividends                                   1,703              502
           Interest on loans                                         --               --
                                                                  -------          -------

                                                                    2,537              502
                                                                  -------          -------

           Contributions:
             Participants'                                          1,793             --
             Employer's                                              --               --
                                                                  -------          -------
               Total contributions                                  1,793             --

           Loans to participants - interfund transfers               --               --
                                                                  -------          -------

               Total additions                                      4,330              502
                                                                  -------          -------

         Deductions from net assets attributed to:
           Benefits paid to participants                             --               --
           Loan repayments - interfund transfers                     --               --
                                                                  -------          -------

               Total deductions                                      --               --
                                                                  -------          -------

               Net increase (decrease) prior  to
                   interfund transfers                              4,330              502

         Interfund transfers, net                                  36,919          (32,611)
                                                                  -------          -------
               Net increase                                        41,249          (32,109)

         Net assets available for benefits:
               Beginning of year                                     --             32,109
                                                                  -------          -------

               End of year                                        $41,249             --
                                                                  =======          =======


                                                                     (Continued)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


                                                                                       THE           OPPENHEIMER
                                                                                      GEORGE         MAIN STREET
                                                                   FIDELITY           PUTNAM          INCOME &
                                                                    GLOBAL             FUND            GROWTH
                                                                   BOND FUND         OF BOSTON          FUND
                                                                   ---------         ---------       -----------
         Additions to net assets attributed to:
             Net appreciation (depreciation) in fair value
               of investments                                       $    17                 7              686
             Interest and dividends                                      65                 1               11
             Interest on loans                                         --                --               --
                                                                    -------           -------          -------

                                                                         82                 8              697
                                                                    -------           -------          -------

             Contributions:
               Participants'                                           --                 321            4,812
               Employer's                                              --                --               --
                                                                    -------           -------          -------
                 Total contributions                                   --                 321            4,812

             Loans to participants - interfund transfers               --                --               --
                                                                    -------           -------          -------

                 Total additions                                         82               329            5,509
                                                                    -------           -------          -------

         Deductions from net assets attributed to:
             Benefits paid to participants                             --                --               --
             Loan repayments - interfund transfers                     --                --               --
                                                                    -------           -------          -------

                 Total deductions                                      --                --               --
                                                                    -------           -------          -------

                 Net increase (decrease) prior  to
                    interfund transfers                                  82               329            5,509

         Interfund transfers, net                                    (5,173)             --                325
                                                                    -------           -------          -------
                 Net increase                                        (5,091)              329            5,834

         Net assets available for benefits:
                 Beginning of year                                    5,091              --               --
                                                                    -------           -------          -------

                 End of year                                        $  --                 329            5,834
                                                                    =======           =======          =======


                                                                     (Continued)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


                                                                          MASSACHUSETTS
                                                                             FINANCIAL           FIDELITY
                                                                             SERVICES             ADVISOR            FIDELITY
                                                                           MASSACHUSETTS          GROWTH              ADVISOR
                                                                            INVESTMENT         OPPORTUNITIES          EQUITY
                                                                               FUND                FUND             GROWTH FUND
                                                                           -------------       -------------        -----------
                    Additions to net assets attributed to:
                      Net appreciation (depreciation) in fair value
                        of investments                                       $  14,663              24,011              29,272
                      Interest and dividends                                     1,393               2,277                --
                      Interest on loans                                           --                  --                  --
                                                                             ---------           ---------           ---------

                                                                                16,056              26,288              29,272
                                                                             ---------           ---------           ---------

                      Contributions:
                        Participant                                             23,246              16,846              10,921
                        Employer                                                  --                  --                  --
                                                                             ---------           ---------           ---------
                           Total contributions                                  23,246              16,846              10,921

                      Loans to participants - interfund transfers              (13,017)               (125)               (467)
                                                                             ---------           ---------           ---------

                           Total additions                                      26,285              43,009              39,726
                                                                             ---------           ---------           ---------

                    Deductions from net assets attributed to:
                      Benefits paid to participants                             (5,782)           (191,603)             (5,206)
                      Loan repayments - interfund transfers                       --                  --                  --
                                                                             ---------           ---------           ---------

                           Total deductions                                     (5,782)           (191,603)             (5,206)
                                                                             ---------           ---------           ---------

                           Net increase (decrease) prior  to
                              interfund transfers                               20,503            (148,594)             34,520

                    Interfund transfers, net                                   238,645             491,297             118,518
                                                                             ---------           ---------           ---------
                           Net increase (decrease)                             259,148             342,703             153,038

                    Net assets available for benefit:
                           Beginning of year                                      --                  --                  --
                                                                             ---------           ---------           ---------

                           End of year                                       $ 259,148             342,703             153,038
                                                                             =========           =========           =========


                                                                     (Continued)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                                MASSACHUSETTS     MASSACHUSETTS
                                                                                  FINANCIAL         FINANCIAL
                                                                                  SERVICES           SERVICES
                                                                  PUTNAM          EMERGING            WORLD
                                                                  VOYAGER           GROWTH            EQUITY
                                                                   FUND             FUND              FUND
                                                                  -------       -------------     -------------
         Additions to net assets attributed to:
           Net appreciation (depreciation) in fair value
             of investments                                       $ 1,038            5,331             1,046
           Interest and dividends                                    --               --                --
           Interest on loans                                         --               --                --
                                                                  -------          -------           -------

                                                                    1,038            5,331             1,046
                                                                  -------          -------           -------

           Contributions:
             Participant                                            6,571            4,865             7,668
             Employer                                                --               --                --
                                                                  -------          -------           -------
                Total contributions                                 6,571            4,865             7,668

           Loans to participants - interfund transfers               --               (274)             (117)
                                                                  -------          -------           -------

                Total additions                                     7,609            9,922             8,597
                                                                  -------          -------           -------

         Deductions from net assets attributed to:
           Benefits paid to participants                             --               (282)             --
           Loan repayments - interfund transfers                     --               --                --
                                                                  -------          -------           -------

                Total deductions                                     --               (282)             --
                                                                  -------          -------           -------

                Net increase (decrease) prior  to
                   interfund transfers                              7,609            9,640             8,597

         Interfund transfers, net                                    --             29,709             3,500
                                                                  -------          -------           -------
                Net increase (decrease)                             7,609           39,349            12,097

         Net assets available for benefit:
                Beginning of year                                    --               --                --
                                                                  -------          -------           -------

                End of year                                       $ 7,609           39,349            12,097
                                                                  =======          =======           =======


                                                                     (Continued)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997



                                                                  FIDELITY            FIDELITY
                                                                   EQUITY             MAGELLAN            FIDELITY
                                                                 INCOME FUND            FUND             CONTRAFUND
                                                                 -----------          --------           ----------
         Additions to net assets attributed to:
           Net appreciation (depreciation) in fair value
             of investments                                       $  18,797              59,586              11,250
           Interest and dividends                                     3,077                --                   139
           Interest on loans                                           --                  --                  --
                                                                  ---------           ---------           ---------

                                                                     21,874              59,586              11,389
                                                                  ---------           ---------           ---------

           Contributions:
             Participant                                               --                  --                  --
             Employer                                                  --                  --                  --
                                                                  ---------           ---------           ---------
               Total contributions                                     --                  --                  --

           Loans to participants - interfund transfers                 --                  --                  --
                                                                  ---------           ---------           ---------

               Total additions                                       21,874              59,586              11,389
                                                                  ---------           ---------           ---------

         Deductions from net assets attributed to:
           Benefits paid to participants                               --                  --                  --
           Loan repayments - interfund transfers                       --                   321                 307
                                                                  ---------           ---------           ---------

               Total deductions                                        --                   321                 307
                                                                  ---------           ---------           ---------

               Net increase (decrease) prior  to
                   interfund transfers                               21,874              59,907              11,696

         Interfund transfers, net                                  (213,868)           (479,165)           (104,440)
                                                                  ---------           ---------           ---------
               Net increase (decrease)                             (191,994)           (419,258)            (92,744)

         Net assets available for benefit:
               Beginning of year                                    191,994             419,258              92,744
                                                                  ---------           ---------           ---------

               End of year                                        $    --                  --                  --
                                                                  =========           =========           =========


                                                                     (Continued)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


                                                                  FIDELITY
                                                                  EMERGING            COMPANY
                                                                   MARKETS             STOCK
                                                                    FUND               FUND
                                                                  --------           --------
         Additions to net assets attributed to:
           Net appreciation (depreciation) in fair value
             of investments                                       $  1,061              1,185
           Interest and dividends                                     --                   34
           Interest on loans                                          --                 --
                                                                  --------           --------

                                                                     1,061              1,219
                                                                  --------           --------

           Contributions:
             Participants                                             --                1,417
             Employer                                                 --                 --
                                                                  --------           --------
                Total contributions                                   --                1,417

           Loans to participants - interfund transfers                --                 --
                                                                  --------           --------

                Total additions                                      1,061              2,636
                                                                  --------           --------

         Deductions from net assets attributed to:
           Benefits paid to participants                              --                 (170)
           Loan repayments - interfund transfers                       306               --
                                                                  --------           --------

                Total deductions                                       306               (170)
                                                                  --------           --------

                Net increase (decrease) prior  to
                   interfund transfers                               1,367              2,466

         Interfund transfers, net                                  (18,065)               607
                                                                  --------           --------
                Net increase                                       (16,698)             3,073

         Net assets available for benefits:
                Beginning of year                                   16,698             20,819
                                                                  --------           --------

                End of year                                       $   --               23,892
                                                                  ========           ========


                                                                     (Continued)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


                                                                                   METROPOLITAN
                                                                                       LIFE            FEDERATED
                                                                                    GUARANTEED          CAPITAL
                                                                    LOAN            INVESTMENT        PRESERVATION
                                                                    FUND             CONTRACT             FUND
                                                                  --------           --------         ------------
         Additions to net assets attributed to:
           Net appreciation (depreciation) in fair value
             of investments                                       $   --                 (690)              --
           Interest and dividends                                     --                 --                5,973
           Interest on loans                                           734               --                 --
                                                                  --------           --------           --------

                                                                       734               (690)             5,973
                                                                  --------           --------           --------

           Contributions:
             Participants                                             --                 --               17,135
             Employer                                                 --                 --                 --
                                                                  --------           --------           --------
                Total contributions                                   --                 --               17,135

           Loans to participants - interfund transfers              14,000               --                 --
                                                                  --------           --------           --------

                Total additions                                     14,734               (690)            23,108
                                                                  --------           --------           --------

         Deductions from net assets attributed to:
           Benefits paid to participants                              --                 --                 --
           Loan repayments - interfund transfers                   (17,445)              --                 --
                                                                  --------           --------           --------

                Total deductions                                   (17,445)              --                 --
                                                                  --------           --------           --------

                Net increase (decrease) prior  to
                   interfund transfers                              (2,711)              (690)            23,108

         Interfund transfers, net                                     --               (7,340)            78,794
                                                                  --------           --------           --------
                Net increase                                        (2,711)            (8,030)           101,902

         Net assets available for benefits:
                Beginning of year                                   17,844              8,030               --
                                                                  --------           --------           --------

                End of year                                       $ 15,133               --              101,902
                                                                  ========           ========           ========


                                                                     (Continued)

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


                                                                 CONTRIBUTIONS         CONTRIBUTIONS
                                                                   RECEIVABLE,          RECEIVABLE,
                                                                  PARTICIPANTS           EMPLOYER              TOTAL
                                                                  ------------         -------------        ----------
         Additions to net assets attributed to:
            Net appreciation (depreciation) in fair value
               of investments                                      $     --                   --               168,094
            Interest and dividends                                       --                   --                17,477
            Interest on loans                                            --                   --                   734
                                                                   ----------           ----------          ----------

                                                                         --                   --               186,305
                                                                   ----------           ----------          ----------

            Contributions:
               Participants                                            (5,077)                --               124,042
               Employer                                                  --                    428              20,428
                                                                   ----------           ----------          ----------
                  Total contributions                                  (5,077)                 428             144,470

            Loans to participants - interfund transfers                  --                   --                  --
                                                                   ----------           ----------          ----------

                  Total additions                                      (5,077)                 428             330,775
                                                                   ----------           ----------          ----------

         Deductions from net assets attributed to:
            Benefits paid to participants                                --                   --              (203,043)
            Loan repayments - interfund transfers                        --                   --                  --
                                                                   ----------           ----------          ----------

                  Total deductions                                       --                   --              (203,043)
                                                                   ----------           ----------          ----------

                  Net increase (decrease) prior  to
                      interfund transfers                              (5,077)                 428             127,732

         Interfund transfers, net                                        --                   --                  --
                                                                   ----------           ----------          ----------
                  Net increase                                         (5,077)                 428             127,732

         Net assets available for benefits:
                  Beginning of year                                    14,101               20,000             905,434
                                                                   ----------           ----------          ----------

                  End of year                                      $    9,024               20,428           1,033,166
                                                                   ==========           ==========          ==========

                       INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                          Notes to Financial Statements

                           December 31, 1998 and 1997


(5)    TERMINATION OR AMENDMENT

       The Company intends to continue the Plan indefinitely, but reserves the right to change or terminate the Plan in the future. Upon termination of the Plan, all participant accounts at the date of such termination become 100% vested.


(6)    FEDERAL INCOME TAXES

       The Plan received a favorable determination letter from the Internal Revenue Service ("IRS"), dated September 6, 1996, indicating that the Plan qualifies under the provisions of Section 401(a) of the Code, and that it is exempt from Federal income taxes under the provisions of
       Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. But the Plan's administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code.


(7)    ADMINISTRATIVE COSTS

       All administrative costs are paid by the Company.


(8)    SUBSEQUENT EVENT

       Effective April 1, 1999, the Plan has added the Infinity Broadcasting Stock Fund (the "Infinity Stock Fund") as an investment option under the Plan. The Infinity Stock Fund will solely invest in the Class A Common Stock of Infinity Broadcasting Corporation.

                                                                      SCHEDULE 1


                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

          Item 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1998



        IDENTITY OF                                                    SHARES/                               CURRENT
           PARTY                   DESCRIPTION OF INVESTMENT            UNITS             COST**              VALUE
----------------------------- ------------------------------------   ------------      -------------      --------------
               --             Cash and cash equivalents                  1,431      $       1,431               1,431
Massachusetts Financial
     Services                 Bond Fund                                  3,104             42,241              41,249
Putnam                        George Putnam Fund of Boston                  18                329                 329
Oppenheimer                   Main Street Income and Growth Fund           146              5,331               5,834
Massachusetts Financial
     Services                 Massachusetts Investment Fund             12,797            252,512             259,148
Fidelity                      Advisor Growth Opportunities Fund          6,821            319,612             342,703
Fidelity                      Advisor Equity Growth Fund                 2,681            138,672             153,038
Putnam                        Voyager Fund                                 347              7,044               7,609
Massachusetts Financial
     Services                 Emerging Growth Fund                         882             34,254              39,349
Massachusetts Financial
     Services                 World Equity Fund                            556             11,535              12,097
* CBS Corporation             Company Stock Fund                           728             20,436              23,892
Federated                     Capital Preservation Fund                 10,190            101,902             101,902
* Participants                Loans                                                        15,133              15,133
                                                                                    -------------        ------------

                                                                                    $     950,432           1,003,714
                                                                                    =============        ============


See accompanying independent auditors' report.

 *   Party-in-interest

** Cost is based on the fair value of the assets at the beginning of the Plan year, which is consistent with prior years' applied method of determining historical cost.

                                                                      SCHEDULE 2

                        INFINITY BROADCASTING CORPORATION
                          UNION EMPLOYEES' 401(k) PLAN

                Item 27(d) - Schedule of Reportable Transactions

                          Year ended December 31, 1998


     TYPE OF                                                                                                      REALIZED
   TRANSACTION            SHARES                  DESCRIPTION                    COST            PROCEEDS       GAIN (LOSS)
-------------------    -------------    --------------------------------    ---------------    -------------    -------------
Single
   transactions:
     Sales:

        1                   67,617      Fidelity Cash Reserves Fund          $    67,617*            67,617              --
        1                    1,992      Fidelity Contrafund                       92,744*           104,133          11,389
        1                    3,719      Fidelity Equity Income Fund              191,994*           213,868          21,874
        1                    4,401      Fidelity Magellan Fund                   419,258*           478,844          59,586
        1                    4,297      Fidelity Advisor Growth
                                           Opportunities Fund                    176,371*           191,269          14,898

Single
   transactions:
     Purchases:

        1                   67,617      Cash and Cash Equivalents                 67,617                 --              --

        1                   10,413      Federated Capital Preservation
                                           Fund                                  104,113                 --              --

        1                   10,667      Massachusetts Financial
                                           Services Massachusetts
                                           Investment Fund                       213,868                 --              --

        1                   10,201      Fidelity Advisor Growth
                                           Opportunities Fund                    478,844                 --              --


* Cost is based on fair value of the assets at the beginning of the plan year which is consistent with prior years' applied method of determining historical cost.

See accompanying independent auditors' report.

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.


                                         Infinity Broadcasting Corporation Union
                                         Employees 401 (k) Plan

Dated: 6/24/99                           By: /s/ FARID SULEMAN
                                         ----------------------------
                                         Name: Farid Suleman
                                         Title: Plan Administrator

                                  EXHIBIT INDEX



          Exhibit No.                                  Description

          23                                       Consent of KPMG LLP